WEIL, GOTSHAL & MANGES



05009906

81968-0(

RECEIVED
2005 JUL 25 A 10:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 21, 2005

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
100 F Street
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Aparna Ravi

Aparna Ravi

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

Enc

7/25

LO1:\542098\01\BM@@01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990
BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C

File No. 82-34674



news release news release news release

July 15, 2005

Yell Completes Acquisition of TransWestern Holdings

Yell today announced that it had completed the acquisition of TransWestern Holdings, L.P., the independent US directory publisher.

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

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Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

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